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                                                      Exhibit (11)

                  FLORIDA ROCK INDUSTRIES, INC.
             COMPUTATION OF EARNINGS PER COMMON SHARE

                                      THREE MONTHS ENDED
                                         DECEMBER 31,
                                       2000        1999

Net income                        $10,829,000 23,028,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share                18,576,168  18,752,300

Shares issuable under
 stock options which are
 potentially dilutive                 369,834     365,419

Shares used for diluted
 earnings per share                18,946,002  19,117,719

Basic earnings per
 common share                           $ .58       $1.23

Diluted earnings
 per common share                       $ .57       $1.20


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